UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
 Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1. Five company announcements made on April 27, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: April 28, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2010
URL: http://www.komatsu.com/
Consolidated Business Results for the Fiscal Year Ended March 31, 2010 (U.S. GAAP)
1. Results for the Fiscal Year Ended March 31, 2010
(Amounts are rounded to the nearest million yen)
(1)	Consolidated Financial Highlights
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen & US dollars except per share amounts

				Changes
	2010		2009	(Decrease)
	(A)		(B)	(A)-(B)
	Yen	Dollar	Yen	Yen	(%)
Net sales	1,431,564	15,393	2,021,743	(590,179)	(29.2)%
Operating income	67,035	721	151,948	(84,913)	(55.9)%
Income before income taxes and equity in earnings of affiliated companies	64,979	699	128,782	(63,803)	(49.5)%
Net income attributable to Komatsu Ltd.	33,559	361	78,797	(45,238)	(57.4)%
Net income attributable to Komatsu Ltd. per share (Yen & US cents)
Basic	¥34.67	37.3¢	¥79.95	¥(45.28)
Diluted	¥34.65	37.3¢	¥79.89	¥(45.24)
Return on equity	4.1%		9.3%	(5.2)%
Return on total assets	3.3%		6.3%	(3.0)%
Return on sales	4.7%		7.5%	(2.8)%

Notes: 1)
Komatsu Ltd. and its subsidiaries adopted the FASB Accounting Standards Codification TM (ASC) 810, “Consolidation.” Effective April 1, 2009, net income is relabelled and attributed between noncontrolling interests and Komatsu Ltd. The caption “Net income attributable to Komatsu Ltd.” presented above is comparable to the caption “Net income” appearing in the consolidated financial statements for fiscal years ended as of or prior to March 31, 2009.

2)
The translation of Japanese yen amounts into US dollar amounts hereafter is included solely for convenience and has been made for the fiscal year ended March 31, 2010 at the rate of ¥93 to US$1, the approximate rate of exchange at March 31, 2010.

3)	Equity in earnings of affiliated companies:

2010: 1,588 millions of yen 2009: 396 millions of yen

4)	Return on equity is calculated by using net income attributable to Komatsu Ltd. and total Komatsu Ltd. shareholders’ equity.

5)	Return on total assets is calculated by using income before income taxes and equity in earnings of affiliated companies.

6)	Return on sales is calculated by using operating income.

(2)	Consolidated Financial Position
(As of March 31, 2010 and 2009)
Millions of yen except per share amounts

	2010	2009
Total assets	1,959,055	1,969,059
Total equity	876,799	848,334
Komatsu Ltd. shareholders’ equity	833,975	814,941
Komatsu Ltd. shareholders’ equity ratio	42.6%	41.4%
Komatsu Ltd. shareholders’ equity per share (Yen)	¥861.51	¥842.04
(3)	Consolidated Cash Flows
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen

	2010	2009
Net cash provided by operating activities	182,161	78,775
Net cash used in investing activities	(72,967)	(145,368)
Net cash provided by (used in) financing activities	(116,363)	57,219
Cash and cash equivalents, end of year	82,429	90,563
2. Dividends
(For the fiscal years ended March 31, 2010 and 2009, and ending March 31, 2011)

			2011
	2010	2009	Projections
Cash dividends per share (Yen)
Interim	8.00	22.00	14.00
Year-end	8.00	18.00	14.00
Total	16.00	40.00	28.00
Annual dividends (Millions of yen)	15,497	39,330	—
Payout ratio (Consolidated basis) (%)	46.1%	50.0%	30.1%
Dividends as percentage of equity (Consolidated basis) (%)	1.9%	4.6%	—

3. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
Millions of yen except per share amounts

	The first half of the year		The full fiscal year
		Changes		Changes
		Increase		Increase
Net sales	815,000	26.2%	1,660,000	16.0%
Operating income	68,000	243.7%	157,000	134.2%
Income before income taxes and equity in earnings of affiliated companies	64,000	246.8%	149,000	129.3%
Net income attributable to Komatsu Ltd.	37,000	351.3%	90,000	168.2%
Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥38.22		¥92.97

Notes: 1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.
4. Others
(1)	Changes in important subsidiaries during the Year under Review: None

(2)	Changes in accounting standards, procedures and presentations
1)	Changes resulting from revisions in accounting standards, etc.: Applicable

2)	Change in other matters except for 1) above: None

Note:	See “Basis of Consolidated Financial Statements” on page 19 for more details.
(3)	Number of common shares outstanding
1)	The numbers of common shares issued (including treasury stock) as of March 31 were as follows: 2010: 998,744,060 shares 2009: 998,744,060 shares

2)	The numbers of shares of treasury as of March 31 were as follows: 2010: 30,704,084 shares 2009: 30,921,768 shares

3)	The weighted average numbers of common shares outstanding were as follows: 2010: 968,013,328 shares 2009: 985,585,385 shares

Note:	See “Net Income per Share” on page 22 for the number of common shares, which was used as the basis for calculating the amount of net income per share.

[Reference]
Financial Highlights of the Parent Company
The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.
1. Results for the Fiscal Year Ended March 31, 2010
(1)	Non-Consolidated Financial Highlights
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen & US dollars except per share amounts

	2010		2009	Changes (Decrease)
	(A)		(B)	(A)-(B)
	Yen	Dollar	Yen	Yen	(%)
Net sales	457,676	4,921	787,028	(329,352)	(41.8)
Operating profit (loss)	(26,829)	(288)	26,746	(53,575)	—
Ordinary profit (loss)	(1,120)	(12)	40,034	(41,154)	—
Net income	2,378	26	9,317	(6,939)	(74.5)
Net income per share (Yen & US cents)
Basic	¥2.46	2.6 ¢	¥9.45	¥(6.99)
Diluted	¥2.45	2.6¢	¥9.44	¥(6.99)

Note:
The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2010, at the rate of ¥93 to US$1, the approximate rate of exchange at March 31, 2010.

(2)	Non-Consolidated Financial Position
(As of March 31, 2010 and 2009)
Millions of yen except per share amounts

	2010	2009
Total assets	959,125	981,042
Net assets	518,467	540,991
Equity ratio (%)	53.8%	55.0%
Net assets per share (Yen)	¥533.19	¥556.98

Note:	Shareholders’ equity: 2010: 516,440 million yen 2009: 539,378 million yen
2. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
Millions of yen except per share amounts

	2011
		Changes
		Increase
Net sales	600,000	31.1%
Operating profit	45,000	—
Ordinary profit	52,000	—
Net income	27,000	—
Net income per share (basic) (Yen)	¥27.88

Management Performance and Financial Conditions
1. Outline of Operations and Business Results
During the fiscal year, ended March 31, 2010, i.e., from April 1, 2009 to March 31, 2010, some economies of the world generated signs of recovery, reflecting positive effects of the economic stimulus packages of their respective governments. In particular, leading other economies, the Chinese economy upturned for full-momentum growth in the first half, supported by the government’s massive economic stimulus measures. The positive effects of the Chinese economic growth are reaching to surrounding Asian countries and those with natural resources, helping their economic recovery. However, the pace of economic recovery was dull, bringing about a challenging overall business environment.
Komatsu Ltd. and its subsidiaries (hereinafter “Komatsu”) engaged in production adjustment around the world and achieved an appropriate level of inventories in the first half. Komatsu also reorganized production of businesses of both the Construction, Mining and Utility Equipment and the Industrial Machinery and Others, while realigning sales of construction equipment and forklift trucks in Japan. At the same time, Komatsu worked to substantially cut down fixed costs. To ensure sales and profits, Komatsu reinforced IT-deployed businesses, such as the KOMTRAX (Komatsu Machine Tracking System), strengthened operations in China and mining equipment, in which business was expanding, and worked to strengthen the parts and service business. However, as affected by global demand, which did not come back to the level of the pre-financial meltdown and the Japanese yen’s appreciation against major currencies, consolidated net sales for the year declined 29.2% from the previous fiscal year, to JPY1,431.5 billion (USD15,393 million, at USD1=JPY93). With respect to profits, operating income decreased 55.9% to JPY67.0 billion (USD721 million). Income before income taxes and equity in earnings of affiliated companies amounted to JPY64.9 billion (USD699 million), down 49.5%. Net income attributable to Komatsu Ltd. declined 57.4% to JPY33.5 billion (USD361 million).

[Consolidated Financial Highlights]	Millions of yen & US dollars

		Changes
	2010	(2010/2009)	2010
Net sales	¥1,431,564	(29.2)%	US$	15,393
Operating income	¥67,035	(55.9)%	US$	721
Income before income taxes and equity in earnings of affiliated companies	¥64,979	(49.5)%	US$	699
Net income attributable to Komatsu Ltd.	¥33,559	(57.4)%	US$	361

Note:	“Net income attributable to Komatsu Ltd.” is equivalent to “Net income” for the fiscal year ended March 31, 2009 and preceding fiscal years.
Business results by operations are described below.

[Sales by Operation]	Millions of yen & US dollars

		Changes
	2010	(2010/2009)	2010
Construction, Mining and Utility Equipment	¥1,268,575	(27.3)%	US$	13,641
Industrial Machinery and Others	¥162,989	(41.2)%	US$	1,753
Total	¥1,431,564	(29.2)%	US$	15,393

Construction, Mining and Utility Equipment
In addition to China, with full-scale recovery in demand, in some emerging economies, such as Indonesia, India and Brazil, demand headed for recovery. Meanwhile, demand remained slack in Japan, North America, Europe and other regions, reducing global demand to a level lower than that in the previous fiscal year. While global demand dropped, Komatsu reduced production in order to attain an appropriate level of inventories, including those of distributors, and the Japanese yen appreciated against major currencies. Adversely affected by these factors, consolidated net sales of construction, mining and utility equipment declined 27.3% from the previous fiscal year, to JPY1,268.5 billion (USD13,641 million).
In response to growing concerns over global warming and the need to reduce CO2 emissions around the world, Komatsu launched hybrid hydraulic excavators in China during the year under review, following their launching in Japan two years ago, in order to reduce CO2 emissions from Komatsu equipment being used by customers. Hybrid models are expected to cut down fuel consumption substantially. In Indonesia, Komatsu embarked on a new joint project with a mining equipment customer and a Komatsu distributor. This project calls for the production of biodiesel fuel from Jatropha* and other feedstock plants grown on the customer’s reclamation areas and the use of biodiesel fuel to power Komatsu dump trucks at the customer’s mine.

*	Jatropha is considered to be one of the ideal feedstock plants that produces oil from its inedible seeds and grows even on dry and less fertile soil.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	2010(A)	2009 (B)	Changes
	1USD=¥93	1USD=¥101	Increase/(decrease)
	1EUR=¥131	1EUR=¥143	(A)-(B)
Japan	228,505	309,895	(81,390)	(26.3)%
Americas	306,135	462,405	(156,270)	(33.8)%
Europe & CIS	122,018	273,259	(151,241)	(55.3)%
China	244,509	179,221	65,288	36.4%
Asia & Oceania	281,878	309,721	(27,843)	(9.0)%
Middle East & Africa	85,530	210,232	(124,702)	(59.3)%
Total	1,268,575	1,744,733	(476,158)	(27.3)%
Japan
While public-sector investment was firm, as supported by the effects of a supplementary budget, private-sector capital investment and residential investment remained slack. As a result, overall demand sharply receded from the previous fiscal year, and sales also declined from the previous fiscal year. During the year under review, Komatsu concerted efforts to further enhance the efficiency of production and sales operations by closing down its Mooka Plant in Tochigi Prefecture and transferring production to Ibaraki and other plants and by restructuring its distributors. Meanwhile, by anticipating future market growth for hybrid hydraulic excavators in Japan and overseas, Komatsu expanded the production capacity for electric motors and other key components for hybrid hydraulic excavators at its Shonan Plant in Kanagawa Prefecture.
Americas
In North America, the operating rate of construction equipment showed signs of bottoming out, but fell short of increasing market demand against the backdrop of uncertainty over prolonged economic recovery. As a result, the business environment remained challenging. In Latin America, market demand upturned for recovery in Brazil and some other countries from being affected by market deterioration caused by the financial meltdown. However, overall demand in the Americas declined from the previous fiscal year. Sales in the Americas decreased from the previous fiscal year, reflecting Komatsu’s proactive efforts to reduce distributors’ inventory to an appropriate level, in addition to the sluggish market conditions. In these conditions, Komatsu promoted the reorganization of its production and sales operations in North America, while reinforcing its sales and service operations in Latin America by establishing a new subsidiary in Chile and opening a service support center in Mexico.

Europe & CIS
A sharp drop in demand continued during the fiscal year under review, against the backdrop of sluggish economies in Europe and CIS. Komatsu doubled sales promotion and other efforts in collaboration with its distributors in Europe, while reinforcing its product support capability for mines in CIS. However, sales declined from the previous fiscal year, reflecting its focused efforts to reduce distributors’ inventory to an appropriate level and to narrow down the models of local production in Europe while demand plunged in both regions.
China
The Chinese government’s economic stimulus measures advanced large-scale infrastructure developments, such as railways and highways and upturned year-on-year monthly demand in June last year and following months, renewing record highs by a big margin after the Chinese New Year in February this year. By capitalizing on this market recovery, Komatsu advanced sales from the previous fiscal year by strengthening production and teaming up with its distributors for aggressive sales efforts. As a result, sales in China increased to account for 19.3% of total sales of the construction, mining and utility equipment business. Furthermore, by anticipating further market expansion, Komatsu (Changzhou) Construction Machinery Corp. is relocating its head office and is building a new plant, while Komatsu (China) Ltd. is building the KC Techno Center. The latter is designed to reinforce its machine demonstration capability for customers and to train service engineers.
Asia & Oceania
In Indonesia and India, year-on-year monthly demand upturned for recovery in the second half of the fiscal year under review. Demand remained firm for mining-related equipment in Australia. Against this backdrop, while sales picked up quickly in Asia in and after the third quarter, sales in Asia & Oceania for the full fiscal year declined from the previous fiscal year. Komatsu worked to reinforce operations further by enhancing a global Reman capability in Indonesia and reorganizing its distributors in Thailand.
Middle East & Africa
Although commodity prices upturned for an increase from the drastic plunge in 2008, market demand failed short of recovery in the Middle East and Africa, as affected by recessionary economies. Affected also by efforts to reduce distributors’ inventories, sales in both regions declined from the previous fiscal year. To prepare for future recovery of demand in new mines and infrastructure development, Komatsu worked to strengthen its product support capability. For example, it opened a new training center in Dakar, Senegal and a new product support center in Tanzania.
Industrial Machinery and Others
As the automobile and many other industries continued the restraint of making capital investment, resulting in a sharp drop in new orders received, consolidated net sales of industrial machinery and other operations for the fiscal year under review declined 41.2% from the previous fiscal year, to JPY162.9 billion (USD1,753 million).
While the business environment remained challenging, Komatsu worked to reorganize production centering on the closure of the Komatsu Plant and production transfer to the Kanazawa Plant, in addition to continuing to cut down fixed costs. In order to further streamline the press business, develop new markets and expand business in China and other emerging economies, Komatsu embarked on the integration of development, as well as sales and service operations of the large press business, into Komatsu Industries Corp. By anticipating growth of the solar cell market, Komatsu also worked to enhance the product competitiveness of wire saws made by Komatsu NTC Ltd. Komatsu also commenced sales of industrial machinery, such as small and medium-sized presses, equipped with the KOMTRAX as a standard feature. KOMTRAX is a Komatsu-original system that monitors operating conditions of construction equipment. It has been well received on the market.

2. Projections for the Fiscal Year Ending March 31, 2011
(From April 1, 2010 to March 31, 2011)
The market for construction and mining equipment has upturned for recovery in China and countries in Asia and Latin America as well as other countries, and thus we anticipate that growth in demand in these countries will drive global demand. Komatsu embarked on the new mid-range management plan “Global Teamwork for Tomorrow” in April this year. By positioning China, Asia, Oceania, Latin America, Africa and some other regions as “Strategic Markets,” Komatsu is working for further growth. As Komatsu works to steadily capitalize on market growth in the Strategic Markets and thereby expand sales while striving to improve selling prices and production costs in particular, Komatsu projects that it will record an increase in both sales and profits as follows.
Note: For a general outline of the new mid-range management plan, refer to Management Policy on pages 12 to 13 of this news release.
Millions of yen

	2011	2010	Changes
	Projection	Results	Increase
	(A)	(B)	(A)-(B)/(B)
Net sales	1,660,000	1,431,564	16.0%
Operating income	157,000	67,035	134.2%
Income before income taxes and equity in earnings of affiliated companies	149,000	64,979	129.3%
Net income attributable to Komatsu Ltd.	90,000	33,559	168.2%
Note: Foreign exchange rates are premised at ¥90 to US$1 and ¥125 to EUR1 for the fiscal year ending March 31, 2011.
3. Financial Conditions
As of March 31, 2010, total assets had decreased by JPY10.0 billion from the previous fiscal year-end, to JPY1,959.0 billion (USD21,065 million), largely due to a decrease in inventories resulting from our proactive efforts to reduce them to an appropriate level. Interest-bearing debt decreased by JPY13.4 billion from the previous fiscal year-end, to JPY586.3 billion (USD6,305 million). Komatsu Ltd. shareholders’ equity amounted to JPY833.9 billion (USD8,967 million), an increase of JPY19.0 billion from the previous fiscal-year end. As a result, Komatsu Ltd. shareholders’ equity ratio increased by 1.2 percentage points from the previous fiscal year-end, to 42.6%. Net debt-to-equity ratio* was 0.60, compared to 0.62 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt - Cash and cash equivalents - Time deposits) / Komatsu Ltd. shareholders’ equity
For the fiscal year under review, net cash provided by operating activities increased by JPY103.3 billion from the previous fiscal year, to JPY182.1 billion (USD1,959 million), mainly due to a decrease in inventories. Net cash used in investing activities declined by JPY72.4 billion from the previous fiscal year, to JPY72.9 billion (USD785 million), mainly due to restrained investments in Japan and overseas. Net cash used in financing activities totaled JPY116.3 billion (USD1,251 million), an increase of JPY173.5 billion from the previous fiscal year. As a result, cash and cash equivalents, as of March 31, 2010, totaled JPY82.4 billion (USD886 million), a decline of JPY8.1 billion from the previous fiscal year.

[Trends of Financial Conditions Indicators]
(Fiscal years ended March 31, 2010, 2009 and 2008)

	2010	2009	2008
Komatsu Ltd. shareholders’ equity ratio (%)	42.6	41.4	42.1
Komatsu Ltd. shareholders’ equity ratio at aggregate market value (%)	96.9	52.6	130.7
Years of debt redemption	3.2	7.6	2.8
Interest coverage ratio	21.4	5.4	9.6
•	Komatsu Ltd. shareholders’ equity ratio: Komatsu Ltd. shareholders’ equity/Total assets

•	Komatsu Ltd. shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

•	Years of debt redemption: Interest-bearing debt/Net cash provided by operating activities

•	Interest coverage ratio: Net cash provided by operating activities/Interest expense
4. Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year
Komatsu is building a sound financial position and flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, Komatsu Ltd. (hereinafter the “Company”) maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher. Further, it maintains the policy of not decreasing dividends, as long as the consolidated payout ratio does not surpass 40%.
After reviewing the business results for the fiscal year under review and current and future business prospects, the Company is planning to set the fiscal year-end dividend at JPY8 per share. (The Company plans to propose this amount to the 141st ordinary general meeting of shareholders scheduled for June 23, 2010.)
Annual cash dividends for the year under review, including the interim dividend of JPY8 per share, amount to JPY16 per share (a decline of JPY24 from annual cash dividends for the previous fiscal year). This amount translates into a consolidated payout ratio of 38% based on profits before the reform associated expenses (JPY12.0 billion reflected in operating income and JPY7.3 billion reflected in net income attributable to Komatsu Ltd.).
Regarding the fiscal year ending March 31, 2011, the Company plans to set the annual cash dividends per share at JPY28, an increase of JPY12, compared to JPY16 for the fiscal year ended March 31, 2010.

Cautionary Statement
The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group
(As of March 31, 2010)
Business Categories and Principal Products & Services

Construction, Mining and Utility Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Industrial Vehicles	Forklift trucks

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Logistics	Packing and transport

Industrial Machinery and Others

Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses, and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes, and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines, and wire saws

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures

Komatsu Group (Chart)
(As of March 31, 2010)

Management Policy
1. Basic Management Policy
The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these, year after year.
2. Mid to Long-Range Management Plan and Issues Ahead
To improve our profitability, strengthen our financial position, enhance our market position in Greater Asia and so forth, we, at the Komatsu Group, worked on the “Global Teamwork for 15” mid-range management plan for three years, from April 2007 to the end of March 2010. For the fiscal year ended March 31, 2008, we attained an operating income ratio of 14.8%, virtually achieving the goal of 15%, against the backdrop of good tailwind on the market in addition to our own efforts, such as the development of DANTOTSU products. We sustained a high ratio up through the first half of the following fiscal year.
     In the wake of the financial crisis triggered in the United States in September 2008, world economies went into recession, reducing the volume of global demand for construction equipment to half the size of the peak period recorded in April through June, 2008. We also weathered a similarly drastic drop in demand in our other businesses. In response to this change in our business environment, we quickly promoted structural reforms, such as the reorganization of production on a global scale and consolidation of sales operation, and cut down our inventories and fixed costs. As a result, we have sculpted our corporate structure into a leaner and stronger entity.
     Today, market demand for construction and mining equipment has upturned for recovery in China and other emerging countries in Asia and Latin America. We anticipate that economic growth in these emerging countries will drive global demand upward. We are going to turn our rudder sharply for growth again as we capitalize on market recovery by taking advantage of our solid corporate strength built through previous structural reforms. To generate further growth through teamwork among all employees and with distributors and suppliers around the world, we looked ahead and started the new three-year management plan “Global Teamwork for Tomorrow” in April this year.
     In the new management plan, we have positioned China, Asia, Oceania, Latin America, Africa and some other emerging economies as “Strategic Markets.” Together with this move, we are going to work on the following activities of importance in order to further refine our accumulated strengths of IT applications: development of key components, manufacturing technologies, global sales and service networks, and flexible procurement and production. We will generate positive outcomes. We are also continuing our efforts to anchor The KOMATSU Way by encouraging all employees of the Komatsu Group to acquire it through their Kaizen (improvement) activities, while emphasizing the importance of Brand Management designed to build on relationships with customers and promote mutual business growth with them. We are going to materialize these two efforts in the form of human resource development needed for global business expansion.
Numerical Targets of the “Global Teamwork for Tomorrow”

Items	Targets for Fiscal Year Ending March 31, 2013
Operating income ratio	15% or above
ROE: Return on equity	20%
Net debt-to-equity ratio	0.4 or below
Excluding debt of finance companies	0.2 or below
Consolidated payout ratio	20 - 40% (stably)

*	ROE=Net income attributable to Komatsu Ltd. for the year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]

*	Net debt-to-equity ratio = (Interest-bearing debt - Cash and cash equivalents - Time deposits) / Komatsu Ltd. shareholders’ equity

[Premises]

Items	Fiscal Year Ending March 31, 2013
Guideline on sales	JPY2,000 billion ± JPY100 billion
Guidelines on exchange rate	USD1	EUR1	RMB1
	JPY90	JPY125	JPY13.5
Activities of Importance in the “Global Teamwork for Tomorrow”
1) Promotion of IT Applications
We have refined our IT applications mainly in the domain of construction and mining equipment as represented by KOMRAX (Komatsu Machine Tracking System) for construction equipment and Autonomous Haulage System for use in large-scale mines. We are continuing our applications of leading-edge IT to machine management, machine control and construction management to enhance our product competitiveness. We are also going to proactively promote IT applications to industrial machinery and forklift trucks. Furthermore, we are going to advance our utilization of KOMTRAX-originated information to improve customers’ productivity and our sales and production planning.
2) Development of Environment-Friendly Products
To help our customers reduce CO2 emissions from their equipment, we are going to advance our hybrid and HST (hydrostatic transmission) technologies for construction equipment and forklift trucks and our AC Servo technology for presses in the industrial machinery business. With respect to hybrid hydraulic excavators, in particular, we are going to lead other companies in worldwide marketing. In the domain of mining equipment, we are going to generate steady results in the Biodiesel Fuel Project we have recently started.
     Starting in and after 2011, the new emission control regulations which require further reduction of NOX (nitrogen oxides) and PM (particulate matters) will be effective in Japan, the United States and Europe. We are going to continue our efforts to develop new regulations-compliant products by integrating leading-edge technologies into our strategic advantage of in-house development and manufacturing capabilities for engines, hydraulic units and control systems and to ensure their smooth market introduction.
3) Expansion of Sales and Service Operations in Strategic Markets
In Strategic Markets with high growth potential and in the domain of mining equipment, we are going to make a difference from competitors by not only supplying products featuring excellent QCDS (quality, costs, delivery and safety) but also enhancing operating rates of customers’ equipment through quick and responsive delivery of parts and service. To this end, we are going to upgrade our sales and service capabilities by developing and strengthening distributors, expanding service support bases, reinforcing parts and Reman businesses and supporting customers through IT applications. Also, in the domains of industrial machinery and forklift trucks, we are going to promote more synergy effects with the construction equipment operation and improve sales and service networks in response to an expanding weight on Strategic Markets centering on China.
4) Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability
While growth of emerging economies offers us a great chance to expand our business, we need to expect new competition with companies of emerging economies in addition to conventional competition. To win this global mega competition, it is important for us to continuously refine our capability and cost competitiveness to meet the changes, as we advance our engagement in activities for growth which are defined in the new mid-range management plan. To this end, it is absolutely necessary for us to demonstrate workplace capability, i.e., the power to continue our Kaizen (improvement) activities. With this workplace capability and effective IT utilization, we are going to further heighten our operational flexibility of global production, optimize logistics, and reduce our production costs substantially. We are also going to continue efforts to reform and streamline our administrative work. Through these Kaizen (improvement) activities, we are going to further enhance our workplace capability and promote human resource development.
Based on the belief that “our corporate value is the total sum given to us by society and all our stakeholders,” we, at the Komatsu Group, are further strengthening our corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, we will also ensure that all employees share The KOMATSU Way. In addition to improving our business performance, we will facilitate the development of both corporate strength and social responsibility in a well balanced manner.

Consolidated Financial Statements
(1) Condensed Consolidated Balance Sheets
Assets
Millions of yen

	As of March 31, 2010		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥82,429		¥90,563
Time deposits	1,132		44
Trade notes and accounts receivable	447,693		373,901
Inventories	396,416		507,357
Deferred income taxes and other current assets	112,451		131,374

Total current assets	1,040,121	53.1	1,103,239	56.0

Long-term trade receivables	150,972	7.7	102,969	5.2

Investments
Investments in and advances to affiliated companies	24,002		19,249
Investment securities	60,467		53,854
Other	2,399		12,017

Total investments	86,868	4.4	85,120	4.3

Property, plant and equipment
— Less accumulated depreciation	525,100	26.8	525,462	26.7

Goodwill	29,570	1.5	28,661	1.5
Other intangible assets	61,729	3.2	60,346	3.1
Deferred income taxes and other assets	64,695	3.3	63,262	3.2

Total	¥1,959,055	100.0	¥1,969,059	100.0

Liabilities and Equity
Millions of yen

	As of March 31, 2010		As of March 31, 2009
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥123,438		¥220,087
Current maturities of long-term debt	105,956		87,662
Trade notes, bills and accounts payable	207,024		214,375
Income taxes payable	22,004		10,818
Deferred income taxes and other current liabilities	183,324		199,345

Total current liabilities	641,746	32.7	732,287	37.2

Long-term liabilities
Long-term debt	356,985		292,106
Liability for pension and retirement benefits	46,354		53,822
Deferred income taxes and other liabilities	37,171		42,510

Total long-term liabilities	440,510	22.5	388,438	19.7

Total liabilities	1,082,256	55.2	1,120,725	56.9

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	140,421		140,092
Retained earnings:
Appropriated for legal reserve	31,983		28,472
Unappropriated	724,090		719,222
Accumulated other comprehensive income (loss)	(95,634)		(105,744)
Treasury stock	(34,755)		(34,971)

Total Komatsu Ltd. shareholders’ equity	833,975	42.6	814,941	41.4

Noncontrolling interests	42,824	2.2	33,393	1.7

Total equity	876,799	44.8	848,334	43.1

Total	¥1,959,055	100.0	¥1,969,059	100.0

(2) Condensed Consolidated Statements of Income
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen

	2010	Ratio (%)	2009	Ratio (%)
Net sales	¥1,431,564	100.0	¥2,021,743	100.0
Cost of sales	1,101,559	76.9	1,510,408	74.7
Selling, general and administrative expenses	249,286	17.4	322,677	16.0
Impairment loss on long-lived assets	3,332	0.2	16,414	0.8
Impairment loss on goodwill	—	—	2,003	0.1
Other operating income (expenses)	(10,352)	(0.7)	(18,293)	(0.9)

Operating income	67,035	4.7	151,948	7.5

Other income (expenses)	(2,056)		(23,166)
Interest and dividend income	6,158	0.4	8,621	0.4
Interest expense	(8,502)	(0.6)	(14,576)	(0.7)
Other-net	288	0.0	(17,211)	(0.9)

Income before income taxes and equity in earnings of affiliated companies	64,979	4.5	128,782	6.4

Income taxes	25,364	1.8	42,293	2.1
Income before equity in earnings of affiliated companies	39,615	2.8	86,489	4.3
Equity in earnings of affiliated companies	1,588	0.1	396	0.0
Net income	41,203	2.9	86,885	4.3
Less net income attributable to noncontrolling interests	(7,644)	(0.5)	(8,088)	(0.4)

Net income attributable to Komatsu Ltd.	¥33,559	2.3	¥78,797	3.9

(3) Consolidated Statement of Equity
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen

			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	Total equity
Balance at March 31, 2008	¥67,870	¥138,170	¥26,714	¥685,986	¥(28,779)	¥(2,835)	¥887,126	¥30,239	¥917,365
Cash dividends				(43,803)			(43,803)	(3,939)	(47,742)
Transfer to retained earnings appropriated for legal reserve			1,758	(1,758)			—		—
Other changes							—	3,335	3,335
Comprehensive income
Net income				78,797			78,797	8,088	86,885
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(49,695)		(49,695)	(4,333)	(54,028)
Net unrealized holding gains (losses) on securities available for sale					(16,090)		(16,090)	4	(16,086)
Pension liability adjustments					(10,027)		(10,027)	(1)	(10,028)
Net unrealized holding gains (losses) on derivative instruments					(1,153)		(1,153)	—	(1,153)

Total comprehensive income (loss)							1,832	3,758	5,590

Issuance and exercise of stock acquisition rights		352					352		352
Purchase of treasury stock						(33,090)	(33,090)		(33,090)
Sales of treasury stock		1,570				954	2,524		2,524

Balance at March 31, 2009	¥67,870	¥140,092	¥28,472	¥719,222	¥(105,744)	¥(34,971)	¥814,941	¥33,393	¥848,334

Cash dividends				(25,180)			(25,180)	(3,368)	(28,548)
Transfer to retained earnings appropriated for legal reserve			3,511	(3,511)			—		—
Other changes							—	2,531	2,531
Comprehensive income
Net income				33,559			33,559	7,644	41,203
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(904)		(904)	1,897	993
Net unrealized holding gains (losses) on securities available for sale					5,480		5,480	—	5,480
Pension liability adjustments					4,920		4,920	2	4,922
Net unrealized holding gains (losses) on derivative instruments					614		614	725	1,339

Total comprehensive income (loss)							43,669	10,268	53,937

Issuance and exercise of stock acquisition rights		413					413		413
Purchase of treasury stock						(40)	(40)		(40)
Sales of treasury stock		(84)				256	172		172

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799

(4) Consolidated Statements of Cash Flows
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen

	2010	2009
Operating activities
Net income	¥41,203	¥86,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	91,319	98,354
Deferred income taxes	(7,358)	(18,218)
Net loss (gain) from sale of investment securities and subsidiaries	(679)	3,543
Net loss (gain) on sale of property	(373)	(269)
Loss on disposal of fixed assets	2,244	5,561
Impairment loss on long-lived assets	3,332	16,414
Impairment loss on goodwill	—	2,003
Pension and retirement benefits, net	(55)	3,378
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(71,459)	103,355
Decrease (increase) in inventories	117,707	(22,307)
Increase (decrease) in trade payables	(8,354)	(148,655)
Increase (decrease) in income taxes payable	11,311	(40,507)
Other, net	3,323	(10,762)

Net cash provided by (used in) operating activities	182,161	78,775

Investing activities
Capital expenditures	(92,401)	(145,670)
Proceeds from sales of property	11,212	6,414
Proceeds from sales of available for sale investment securities	1,005	703
Purchases of available for sale investment securities	(4,826)	(6,785)
Proceeds from sale of subsidiaries and equity investees, net of cash disposed	661	—
Acquisition of subsidiaries and equity investees, net of cash acquired	1,107	(223)
Collection of loan receivables	11,559	7,736
Disbursement of loan receivables	(667)	(6,381)
Decrease (increase) in time deposits	(617)	(1,162)

Net cash provided by (used in) investing activities	(72,967)	(145,368)

Financing activities
Proceeds from long-term debt	155,641	129,327
Repayments on long-term debt	(73,052)	(88,058)
Increase (decrease) in short-term debt, net	(139,067)	127,589
Repayments of capital lease obligations	(31,240)	(30,770)
Sale (purchase) of treasury stock, net	132	(32,685)
Dividends paid	(25,180)	(43,803)
Other, net	(3,597)	(4,381)

Net cash provided by (used in) financing activities	(116,363)	57,219

Effect of exchange rate change on cash and cash equivalents	(965)	(2,073)

Net increase (decrease) in cash and cash equivalents	(8,134)	(11,447)

Cash and cash equivalents, beginning of year	90,563	102,010

Cash and cash equivalents, end of year	¥82,429	¥90,563

(5) Note to the Going Concern Assumption
None
(6) Basis of Consolidated Financial Statements
1)	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method
Number of consolidated subsidiaries:	143 companies

Number of companies accounted for by the equity method:	40 companies
2)	Changes resulting from revisions in accounting standards, etc.

Komatsu adopted the FASB Accounting Standards Codification TM (ASC) 105, “Generally Accepted Accounting Principles” (Formerly SFAS No.168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162”) in September 2009. ASC 105 prescribes that FASB Accounting Standard Codification ™ (Codification) is the single source of authoritative U.S. generally accepted accounting principle, doing away with the previous four-level hierarchy.

The financial statements that adopted ASC 105 should follow the Codification in place of legacy accounting pronouncements. SFAS No.168 is superseded by ASC 105. The adoption of ASC 105 did not have a material impact on our consolidated results of operations and financial condition.

Specific standard number of FASB statement is referred in ( ) hereinafter.

Starting in the fiscal year which began April 1, 2009, Komatsu adopted ASC 805, “Business Combinations” (Formerly SFAS No.141R, “Business Combinations”). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interests in the acquiree and the goodwill acquired or gain from a bargain purchase. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. The adoption of ASC 805 did not have a material impact on our consolidated result of operations and financial condition.

Staring in the fiscal year which began April 1, 2009, Komatsu adopted ASC 810, “Consolidation” (Formerly SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”). ASC 810 establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. ASC 810 also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests, and requires the separate disclosure of income attributable to controlling and noncontrolling interests. Previously reported amounts have been reclassified accordingly.

(7) Notes to Consolidated Financial Statements
1) Business Segment Information
< Information by Operating Segment>

(For the fiscal year ended March 31, 2010)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,268,575	162,989	1,431,564	—	1,431,564
Intersegment	2,690	15,619	18,309	(18,309)	—
Total	1,271,265	178,608	1,449,873	(18,309)	1,431,564
Segment profit	83,061	2,998	86,059	(5,340)	80,719
Assets	1,682,542	207,551	1,890,093	68,962	1,959,055
Depreciation and Amortization	82,508	7,707	90,215	—	90,215
Capital investment	92,979	3,212	96,191	—	96,191

(For the fiscal year ended March 31, 2009)	Millions of yen

	Construction,
	Mining and	Industrial
	Utility	Machinery		Corporate &
	Equipment	and Others	Subtotal	elimination	Total
Net sales:
Customers	1,744,733	277,010	2,021,743	—	2,021,743
Intersegment	4,653	26,389	31,042	(31,042)	—
Total	1,749,386	303,399	2,052,785	(31,042)	2,021,743
Segment profit	180,455	12,891	193,346	(4,688)	188,658
Assets	1,639,720	254,200	1,893,920	75,139	1,969,059
Depreciation and Amortization	87,260	9,981	97,241	—	97,241
Capital investment	152,803	9,709	162,512	—	162,512
Notes:	1)
Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment
Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b) Industrial Machinery and Others
Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

	2)	Transfers between segments are made at estimated arm’s-length prices.

<Geographic Information>

(For the fiscal year ended March 31, 2010)	Millions of yen

						Corporate &
	Japan	Americas	Europe & CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	498,568	311,170	141,510	480,316	1,431,564	—	1,431,564
Intersegment	218,151	36,547	21,100	9,940	285,738	(285,738)	—
Total	716,719	347,717	162,610	490,256	1,717,302	(285,738)	1,431,564
Segment profit (loss)	(19,783)	33,982	10,460	60,151	84,810	(4,091)	80,719
Assets	1,129,391	417,423	196,469	482,424	2,225,707	(266,652)	1,959,055

(For the fiscal year ended March 31, 2009)	Millions of yen

						Corporate &
	Japan	Americas	Europe & CIS	Others	Subtotal	elimination	Total
Net sales:
Customers	831,569	469,047	269,139	451,988	2,021,743	—	2,021,743
Intersegment	380,880	42,774	25,259	29,262	478,175	(478,175)	—
Total	1,212,449	511,821	294,398	481,250	2,499,918	(478,175)	2,021,743
Segment profit	37,876	52,133	22,279	61,008	173,296	15,362	188,658
Assets	1,194,694	426,772	206,955	350,822	2,179,243	(210,184)	1,969,059
Note: Transfers between segments are made at estimated arm’s-length prices.
<Overseas Sales>

(For the fiscal year ended March 31, 2010)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	323,984	127,377	656,390	1,107,751
Consolidated net sales	—	—	—	1,431,564
Ratio of overseas sales to consolidated net sales (%)	22.7	8.9	45.8	77.4

(For the fiscal year ended March 31, 2009)	Millions of yen

	Americas	Europe & CIS	Others	Total
Overseas sales	503,450	284,029	782,092	1,569,571
Consolidated net sales	—	—	—	2,021,743
Ratio of overseas sales to consolidated net sales (%)	24.9	14.0	38.7	77.6
Notes:	1)	Overseas sales represent the sales of Komatsu to customers in countries or regions other than Japan.

	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a) Americas:	North America and Latin America

b) Europe & CIS:	Germany, U.K. and Russia

c) Others:	China, Oceania, Southeast Asia, Middle East and Africa

2) Net Income per Share
(For the fiscal years ended March 31, 2010 and 2009)
Millions of yen

	2010	2009
Net income attributable to Komatsu Ltd.	33,559	78,797
Number of shares

	2010	2009
Weighted average common shares outstanding, less treasury stock	968,013,328	985,585,385
Dilutive effect of:
Stock options	449,531	731,973
Weighted average diluted common shares outstanding	968,462,859	986,317,358
Yen

	2010	2009
Net income attributable to Komatsu Ltd. per share:
Basic	34.67	79.95
Diluted	34.65	79.89
(end)

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2010
URL: http://www.komatsu.com/
Announcement Concerning the Change from Projected Business Results
(Non-consolidated)
Komatsu Ltd. (President & CEO: Kunio Noji) announces that there are changes in actual non-consolidated business results for the fiscal year ended March 31, 2010 from the projections of October 29, 2009 as follows.
1. Differences between Projections and Results for the Fiscal Year Ended March 31, 2010

Non-consolidated	Millions of yen

			Changes		Results for
	Projections	Results	Increase (decrease)		FY ended
	(A)	(B)	(B)-(A)		March 31, 2009
Net sales	430,000	457,676	27,676	6.4%	787,028
Operating profit	(35,000)	(26,829)	8,171	—	26,746
Ordinary profit	(10,000)	(1,120)	8,880	—	40,034
Net income	0	2,378	2,378	—	9,317
2. Reasons for the Differences
In the construction, mining and utility equipment business, market demand in China and other Asian countries recovered more substantially than anticipated in and after the third quarter. As a result, both sales and profits for the fiscal year ended March 31, 2010 were larger than our last projections.
(end)

1

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27th, 2010
URL: http://www.komatsu.com/
Revision of System of Remuneration for Director and Establishment of the Amount of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration” and the Details
Komatsu Ltd. (hereinafter “Company”) hereby announces that, taking the recommendations of the Compensation Advisory Committee into consideration, the Company resolved at a meeting of the Board of Directors held on April 27, 2010 to revise the remuneration system for Directors as described at 1. below, and that, according to the said revision, the Company resolved to propose an agendum to the 141st Ordinary General Meeting of Shareholders which will be held on June 23, 2010, to establish the amount of the Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company and its details, based on the concept of the new “variable remuneration” system, as described at 2. below. See below for details.
[Description]
1.	Revision of System of Remuneration for Directors
(1)	Purpose

The Company revises the remuneration system for Directors as described below for the purpose of fostering the same perspective on earnings with the shareholders, and consequently clarifying their incentive to enhance the long-term corporate value of the Company, by linking the remuneration of Directors more closely to the Company’s consolidated performance.

(2)	Details

The “variable remuneration” for Directors, separate from the fixed remuneration (paid monthly), is determined using the Company’s consolidated performance as an indicator, and is composed of 1) the cash remuneration (bonuses) and 2) the stock-based remuneration.

The total amount of the new “variable remuneration” will be calculated each year by evaluating, at the ratio described in the below table, the ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity) and the ROA (Income before income taxes and equity in earnings of affiliated companies on total assets) on a consolidated basis, as the basic indicators, and factoring in the growth (extension rate of consolidated sales) and the profits (profit margin of segment) as the adjustment indicators. Regarding the levels of “variable remuneration”, the maximum will be roughly 60% of the total annual remuneration of Directors (which is made up of the fixed remuneration (paid monthly) and the variable remuneration) and the minimum will be zero (0) (in which case, only the fixed remuneration will be paid to the Directors).

	Indicator	ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	70%

	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	30%

Adjustment Indicators	Adjustment according to extension rate of consolidated sales and profit margin of segment

1

1)	Cash Remuneration (Bonuses)

Two thirds (2/3) of the total amount of “variable remuneration” will be paid to the Directors in the form of cash bonuses.

2)	Stock-Based Remuneration

One third (1/3) of the total amount of “variable remuneration” will be paid to the Directors in the form of “stock-based remuneration”. Since it is difficult to supply the stock itself to the Directors under currently applicable laws, “stock-based remuneration” will be supplied by granting Stock Acquisition Rights, for each of which the amount to be paid will be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Right, which will produce similar effects. For the purpose of fostering the same perspective on earnings with the shareholders, guidelines promoting the long-term holding by Directors of the Company’s stock will be laid down.

If an agendum about “2. Establishment of the Amount of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration” and the Details” below, which requests the shareholders’ approval of such “stock-based remuneration”, is approved at the 141st Ordinary General Meeting of Shareholders, the former type of stock options will not be granted to the Directors.

The fixed portion of the Directors’ remuneration (paid monthly) will not change. The remuneration for Corporate Auditors is entirely fixed (paid monthly) and the Corporate Auditors will not be eligible to the new “variable remuneration” system.

2.	Establishment of the Amount of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration” and the Details
(1)	Reasons for Resolution

The Company resolved at a meeting of the Board of Directors held on April 27, 2010 to implement a new “variable remuneration” system for Directors for the purposes of fostering the same perspective on earnings with the shareholders, and consequently clarifying their incentive to enhance the long-term corporate value of the Company, by linking the remuneration of Directors more closely to the Company’s consolidated performance. (Refer to “1. Revision of System of Remuneration for Directors” above.)

The Company requests that as part of the new “variable remuneration” system, the Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company shall have the details described at “(2) Details of Agenda Item” below.

The total amount of remuneration in the form of Stock Acquisition Rights to be granted to the Directors as the aforementioned “stock-based remuneration” for each fiscal year shall be no more than JPY 360 million (of which, up to JPY 50 million shall be allocated for Outside Directors), which is the same amount as that of the former remuneration in the form of stock options to be granted to the Directors that was approved at the 138th Ordinary General Meeting of Shareholders held on June 22, 2007.

The Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company (including Outside Directors), as proposed in this item for the shareholders’ approval are considered reasonable and appropriate, because the Stock Acquisition Rights, in accordance with the purpose of the new remuneration system of the Directors, will be issued not only for the purposes of raising the morale and motivation of the Directors to contribute to the improvement of the consolidated performance, but also for the purpose of motivating them to enhance the long-term corporate value of the Company.

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If this agenda item is approved, the Company plans to issue and allocate Stock Acquisition Rights as “stock-based remuneration” to the Directors of the Company every year upon resolution of the Board of Directors and within the range of the amount and according to the details that are to be approved at the 141st Ordinary General Meeting of Shareholders.

The Company currently has ten (10) Directors (including three (3) Outside Directors), and assuming that an agendum about the election of the Directors is approved at the 141st Ordinary General Meeting of Shareholders, the number of Directors and Outside Directors will be the same: ten (10) and three (3), respectively.

(2)	Details of Agenda Item
1)
Separately from the monthly remuneration for Directors of the Company, the yearly amount of remuneration in the form of Stock Acquisition Rights to be granted as “stock-based remuneration” to the Directors of the Company shall be no more than JPY 360 million for one (1) year; provided, however, that the salaries for Directors who also serve as employees of the Company are not included in this amount, and that up to JPY 50 million of the amount shall be allocated for Outside Directors.

2)	The details of the Stock Acquisition Rights to be granted as “stock-based remuneration” to Directors of the Company (including Outside Directors) are as follows.
a)	Type and number of shares to be issued upon the exercise of the Stock Acquisition Rights

The maximum number of Stock Acquisition Rights to be issued in the one-year period following the date of each Ordinary General Meeting of Shareholders shall be 2,390 units (of which a maximum of 330 units may be allocated to Outside Directors).

The maximum number of common stocks of the Company that Directors of the Company may receive through the exercise of the Stock Acquisition Rights to be issued in the one-year period following the date of each Ordinary General Meeting of Shareholders shall be 239,000 shares (of which a maximum of 33,000 shares may be allocated to Outside Directors). If the Number of Shares Granted (defined below) is adjusted, the maximum number of shares to be granted to Directors and Outside Directors will be obtained by multiplying the total number of the aforementioned Stock Acquisition Rights by the adjusted Number of Shares Granted.

The number of shares subject to one (1) Stock Acquisition Right ( “Number of Shares Granted”) shall be 100 shares. If, however, the Company either effects a stock split of its common stock (including allotment of common stock of the Company to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation after the date of resolution of this agenda item (hereinafter “Resolution Date”), the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for other reasons, the Company may adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustments shall be rounded down.

b)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the number of shares to be transferred.

c)	Exercise period for the Stock Acquisition Rights

The exercise period for the Stock Acquisition Rights shall begin (3) years after the date of allotment of the Stock Acquisition Rights and shall end five (5) years after the start of the exercise period.

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d)	Restrictions on the transfer and acquisition of Stock Acquisition Rights

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

e)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses all their respective positions at the Company or affiliate, that person shall be able to exercise the Stock Acquisition Rights only within a period of three (3) years from the date they lost their position; provided, however, that the period shall not exceed the exercise period for the Stock Acquisition Rights described at 3) above. Other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

(For reference) Stock Acquisition Rights to be granted to the Directors of the Company as “stock-based remuneration” in fiscal year 2010

If an agendum about “Establishment of the Amount of Remuneration for Directors of the Company in the Form of Stock Acquisition Rights to be Granted as “Stock-Based Remuneration” and the Details” is approved at the 141st Ordinary General Meeting of Shareholders, the Stock Acquisition Rights to be granted to the Directors of the Company as “stock-based remuneration” in fiscal year 2010 will be issued according to the “stock-based remuneration” in the new remuneration system described in 1. above, and the maximum number of Stock Acquisition Rights will be 210 units (of which a maximum of 21 units may be allocated to Outside Directors) and the maximum number of common stock of the Company that Directors of the Company may receive through the exercise of the Stock Acquisition Rights will be 21,000 shares (of which a maximum of 2,100 shares may be allocated to Outside Directors), which will be equivalent to one third (1/3) of the total amount of “variable remuneration” calculated on the basis of the indicators described above.

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4

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27th, 2010
URL: http://www.komatsu.com/
Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as “Stock-Based Remuneration” to Employees of the Company and Directors of Major Subsidiaries of the Company
Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on April 27, 2010, the Company resolved to propose an agendum to the 141st Ordinary General Meeting of Shareholders which will be held on June 23, 2010, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act. See below for details.
[Description]
1.	Reasons for Necessity of Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on earnings with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance, as with the payment criteria of the “stock-based remuneration” for the Directors of the Company.

2.
Details of the Stock Acquisition Rights and the Maximum Number of Such Rights that the Board of Directors Can Decide to Issue within the Scope of Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issue can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in 2. (3) below shall be 558 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 55,800 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in 2. (3) below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

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(3)	Details of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders
1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this agendum at the 141st Ordinary General Meeting of Shareholders (hereinafter “Resolution Date”), if the Company effects a stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY 1 per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares to be transferred.

3)	Exercise period for the Stock Acquisition Rights

From August 2, 2013 to July 31, 2018

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights
i.
The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Regulations for Corporation Accounting. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.
An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtainable by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in 4) i. above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective states set above, that person is able to exercise the Stock Acquisition Rights only within a period of three years from the date they lost their position; provided, however, that the period shall not exceed the exercise period for the Stock Acquisition Rights described at 3)above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided at a meeting of the Company’s Board of Directors.

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8)
In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement in which a division of the Company is merged into a Reorganized Company, a plan for a corporate split in which a division of the Company is spun off to establish a Reorganized Company, a share exchange agreement or a plan for transfer of shares.

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted an identical number of the Stock Acquisition Rights of the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with 1) above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY 1 per each one (1) share by the number of shares to be issued for each acquisition right as stipulated in 8) iii. above.

v.	Exercise Period for the Stock Acquisition Rights

The Exercise Period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in 3) above, or on the date that the Restructuring Actions take effect, whichever is later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in 3) above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on 4) above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

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viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.
9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.
(4)	Delegation of authority to make decisions regarding the issue of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issue of the Stock Acquisition Rights and all the relevant details shall be decided by the resolution of the meeting of the Board of Directors of the Company which shall be held separately.

(end)

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For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: April 27, 2010
URL: http://www.komatsu.com/
Announcement Concerning Extraordinary Loss in Non-Consolidated Financial Statements
Komatsu Ltd. (President & CEO: Kunio Noji) announced today that the Company recorded extraordinary loss in its non-consolidated financial statements for the fiscal year ended March 31, 2010.
For the fiscal year ended March 31, 2010, Komatsu recorded a devaluation loss of JPY4,473 million on marketable securities held by a subsidiary. This did not affect the Company’s consolidated results.
For more information concerning the Company’s non-consolidated results for the fiscal year ended March 31, 2010, refer to the news release “Consolidated Business Results for the Fiscal Year Ended March 31, 2010 (U.S. GAAP)” dated April 27, 2010.
(end)